SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31975; 812-14518

Susa Registered Fund, L.L.C. and Susa Fund Management LLP; Notice of Application

January 29, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of limited liability company interests ("Interests") and to impose asset-based service and/or distribution and contingent deferred sales loads ("CDSCs").

Applicants: Susa Registered Fund, L.L.C. (the "Fund") and Susa Fund Management LLP (the "Adviser") (together, the "Applicants").

Filing Dates: The application was filed on July 23, 2015 and amended on October 13, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 23, 2016, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, c/o Kenneth S. Gerstein, Esq., Schulte Roth & Zabel

LLP, 919 Third Avenue, New York, NY 10022.

For Further Information Contact: Vanessa M. Meeks, Senior Counsel, or Melissa R. Harke,

Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.html or by calling (202) 551-8090.

Applicants' Representations:

1. The Fund is a continuously offered non-diversified closed-end management

investment company registered under the Act and organized as a Delaware limited liability

company.

2. The Adviser, a limited liability partnership incorporated under the laws of England

and Wales, is registered with the Commission as an investment adviser under the Investment

Advisers Act of 1940, as amended (the "Advisers Act").

3. The Fund will continuously offer Interests in private placements in reliance on the

provisions of Regulation D under the Securities Act of 1933, as amended ("Securities Act").[1]

---

[1] Interests in the Fund will be sold only to persons who are both: (a) "accredited investors," as defined in Regulation D under the Securities Act; and (b) "qualified clients," as defined in rule 205-3 under the Advisers Act. The Fund reserves the right to register Interests under the Securities Act and to conduct a public offering of Interests in the future. These Interests will be offered subject to minimum initial and subsequent purchase requirements.

Interests in the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Applicants do not expect that any secondary market will develop for Interests.

4.   The Fund currently issues a single class of Interests ("Initial Class") at net asset value. The Fund proposes to offer multiple classes of Interests at net asset value that may (but would not necessarily) be subject to a front-end sales load, an asset-based service fee and/or distribution fee, and/or an Early Repurchase Fee (defined below), in each case as set forth in the Fund's confidential private placement memorandum (the "Confidential Memorandum").

5.   In order to provide a limited degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Interests at their then current net asset value pursuant to rule 13e-4 under the 1934 Act pursuant to written tenders by persons owning Interests in the Fund ("Members").[2] Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Fund's Board of Managers (the "Board"), in its sole discretion. The Adviser expects to ordinarily recommend that the Board authorize the Fund to offer to repurchase Interests from Members four times each year, effective at the end of March, June, September and December.

6.   The Applicants request that the order also apply to any other continuously-offered registered closed-end management investment company existing now or in the future, for which the Adviser or any entity controlling, controlled by, or under common control (as the term

---

[2] A repurchase fee equal to 2.0% of the value of the Interests repurchased, which is retained by the Fund (the "Early Repurchase Fee"), will apply with respect to any repurchases of Interests if the date as of which the Interests are to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund. The Early Repurchase Fee will equally apply to all classes of Interests of the Fund, consistent with section 18 of the Act and rule 18f-3 thereunder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of rule 22d-1 under the Act and the Fund's waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all classes of Interests of the Fund.

"control" is defined in section 2(a)(9) of the Act) with the Adviser acts as investment adviser,
and which either (a) provides liquidity to investors by means of issuer tender offers made in
compliance with rule 13e-4 under the 1934 Act or (b) operates as an "interval fund" pursuant to
rule 23c-3 under the Act.[3]

7.   Applicants represent that any asset-based service and distribution fees will comply
with the provisions of rule 2830(d) of the Conduct Rules of the National Association of
Securities Dealers, Inc. ("NASD Conduct Rule 2830").[4] Applicants also represent that the Fund
will disclose in its Confidential Memorandum the fees, expenses and other characteristics of each
class of Interests offered for sale, as is required for open-end, multiple class funds under Form N-
1A. As is required for open-end funds, the Fund will disclose its expenses in shareholder
reports, and disclose any arrangements that result in breakpoints in or elimination of sales loads
in its Confidential Memorandum.[5] The Fund will also comply with any requirement that may be
adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction
confirmations about the costs and conflicts of interest arising out of the distribution of open-end
investment company shares, and regarding private placement memorandum disclosure of sales
loads and revenue sharing arrangements as if those requirements applied to the Fund and the
Placement Agents.[6]

---

[3] Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of the application.
Applicants represent that each person presently intending to rely on the order requested in the application is listed as
an applicant.

[4] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by
FINRA.

[5] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies,
Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release); and Disclosure of Breakpoint
Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[6] See Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual
Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the

8.   The Fund will allocate all expenses incurred by it among the various classes of Interests based on the net assets of the Fund attributable to each class, except that the net asset value and expenses of each class will reflect distribution fees, service fees, and any other incremental expenses of that class. Expenses of the Fund allocated to a particular class of the Fund's Interests will be borne on a pro rata basis by each outstanding Interest of that class. The Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

9.   Although the Fund does not presently anticipate imposing CDSCs, the Applicants would only do so in compliance with the provisions of rule 6c-10 of the Act, as if that rule applied to closed-end management investment companies. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with rule 22d-1 under the Act as if the Fund were an open-end investment company.

Applicants' Legal Analysis:

Multiple Classes of Interests

1.   Section 18(c) of the Act provides, in relevant part, that a registered closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Interests of the Fund may be prohibited by section 18(c) of the Act.

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every

---

Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

other outstanding voting stock. Applicants state that permitting multiple classes of Interests of the Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that , the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request exemptive relief under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of Interests.

4.   Applicants also believe that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of Members. Applicants submit that the proposed arrangements would permit the Fund to facilitate the distribution of Interests and provide a broader choice of investment options. Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. Applicants state that the Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

1.   Applicants believe that the requested relief meets the standards of section 6(c) of the Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants state that although the Fund does not currently intend to

impose CDSCs, the Fund will only impose a CDSC in compliance with rule 6c-10 as if that rule applied to closed-end management investment companies. The Fund would also make required disclosures in accordance with the requirements of Form N-1A concerning CDSCs as if the Fund were an open-end investment company. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Members of a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-based Service and Distribution Fees

1. Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2. Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) of the Act and rule 17d-1 under the Act to permit the Fund to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

<u>Applicants' Condition:</u>

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary